Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE SECOND QUARTER ENDED
JANUARY 24, 2015 and INCOME TAX SETTLEMENT

Contact:	John Van Orden, CFO
(973) 467-2200, Ext. 218
john.vanorden@wakefern.com

Springfield, New Jersey – March 4, 2015 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the second quarter ended January 24, 2015.

Net income was $6,603,000 in the second quarter of fiscal 2015 compared to $2,818,000 in the second quarter of the prior year. The second quarter of fiscal 2014 includes a $2,012,000 (net of tax) charge for future lease obligations due to the closure of the Morris Plains store and pre-opening costs for the replacement stores in greater Morristown and Union of $489,000 (net of tax). Excluding these two items, net income increased 24% in the second quarter of fiscal 2015 compared to the prior year due primarily to the impact of the greater Morristown and Union replacement stores and a 2.2% same store sales increase.

Sales were $411,191,000 in the second quarter of fiscal 2015, an increase of 4.8% compared to the second quarter of the prior year.  Sales increased due to the opening of the Union replacement store on April 30, 2014 and improved sales in the greater Morristown replacement store, which opened on November 6, 2013.  Same store sales increased 2.2% due to increased transaction size due to inflation, partially offset by decreased units sold. The Company expects same store sales in fiscal 2015 to range from a 1.5% to 2.5% increase.

Gross profit as a percentage of sales increased to 27.03% in the second quarter of fiscal 2015 compared to 26.86% in the second quarter of the prior year primarily due to lower promotional spending, increased departmental gross margin percentages, decreased warehouse assessment charges from Wakefern and improved product mix. These increases were partially offset by lower patronage dividends.
Operating and administrative expense as a percentage of sales decreased to 22.49% in the second quarter of fiscal 2015 compared to 23.99% in the second quarter of the prior year primarily due to lower payroll, snow removal costs, and legal and consulting fees. In addition, the prior year included a charge for future lease obligations resulting from the closure of the Morris Plains store and pre-opening costs for the greater Morristown and Union replacement stores. These decreases were partially offset by increased healthcare costs and non-union pension expense.

Net income was $10,481,000 in the six-month period of fiscal 2015 as compared to a net loss of $4,012,000 in the six-month period of the prior year. Fiscal 2015 includes a charge to write-off all remaining insurance receivables related to Superstorm Sandy of $1,340,000 (net of tax), while fiscal 2014 includes a $10,052,000 charge to income tax expense as a result of the unfavorable ruling by the New Jersey Tax Court, a $2,012,000 (net of tax) charge for future lease obligations due to the closure of the Morris Plains store and pre-opening costs for the replacement stores in greater Morristown and Union of $687,000 (net of tax).  Excluding these items, net income increased 35% in the six-month period of fiscal 2015 compared to the prior year primarily due to the impact of the greater Morristown and Union replacement stores, a 1.9% same store sales increase and higher gross margin percentages.

Income Tax Settlement

On February 27, 2015, the Company reached an agreement with the New Jersey Division of Taxation (the "Division") whereby the Company will pay approximately $33,000,000 in March 2015 to settle the disputes with the Division over nexus and the deductibility of certain payments between subsidiaries for fiscal years 2000 through 2014. The final settlement amount is subject to adjustment upon filing additional tax returns in New Jersey. Net of federal benefit, the total expected cash outflow as a result of the settlement will be in the range of $21,000,000 to $22,000,000. Under the terms of the agreement, the Company will withdraw its appeal of the Tax Court opinion on the nexus dispute. In addition, the case pending on the deductibility of certain payments between subsidiaries will be dismissed and the Division will withdraw the related assessments. The Company will reverse all remaining unrecognized tax benefits and related interest and penalties in excess of the settlement, resulting in an estimated income tax benefit in the range of $7,000,000 to $8,000,000 during the fiscal quarter ending April 25, 2015.
Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and northeastern Pennsylvania.

Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; uninsured losses; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		26 Weeks Ended
	January 24, 2015	January 25, 2014	January 24, 2015	January 25, 2014

Sales	$411,191	$392,241	$790,935	$749,287

Cost of sales	300,065	286,883	577,006	550,223

Gross profit	111,126	105,358	213,929	199,064

Operating and administrative expense	92,471	94,085	181,459	176,437

Depreciation and amortization	5,994	5,416	11,897	10,521

Operating income	12,661	5,857	20,573	12,106

Interest expense	(1,138)	(1,016)	(2,272)	(1,756)

Interest income	611	653	1,226	1,349

Income before income taxes	12,134	5,494	19,527	11,699

Income taxes	5,531	2,676	9,046	15,711

Net income (loss)	$6,603	$2,818	$10,481	$(4,012)

Net income (loss) per share:
Class A common stock:
Basic	$0.53	$0.23	$0.84	$(0.32)
Diluted	$0.47	$0.20	$0.74	$(0.32)

Class B common stock:
Basic	$0.34	$0.15	$0.54	$(0.21)
Diluted	$0.34	$0.15	$0.54	$(0.21)

Gross profit as a % of sales	27.03%	26.86%	27.05%	26.57%

Operating and administrative expense as a % of sales	22.49%	23.99%	22.94%	23.55%